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                                                                      EXHIBIT 22

                                   PAUL J. DUGGAN
                             53 West Jackson Boulevard
                            Suite 400, Chicago, IL 60604

                                 December 11, 1998


CERTIFIED MAIL RETURN RECEIPT REQUESTED AND VIA FACSIMILE

Ms. Janine M. Poronsky
Vice President and Secretary
Damen Financial Corporation
200 West Higgins Road
Schaumburg, IL  60195

Dear Ms. Poronsky:

          I am in receipt of your letter dated December 10, 1998 with respect to my demand to inspect certain records and documents of Damen Financial Corporation (the "Company").

          In order to facilitate the delivery of the materials requested in my letter dated December 7, 1998 letter, and pursuant to my rights under Section 220 of the Delaware General Corporation Law, I will make arrangements to have a messenger available at the Company's principal executive offices at 12:00 p.m. Tuesday, December 15, 1998 in order to pick up such material. Such messenger will also be carrying a check in an amount sufficient to satisfy the Company's expenses in preparing such material.

          If the material requested will not be available until later in the day on Tuesday, December 15, 1998, please call me at (312) 294-6440 so that I can arrange for the messenger to be available at such time when the materials are ready. Please also inform me on the morning of Tuesday, December 15, 1998 by telephone or facsimile of the amount of the Company's expenses so that a check can be promptly issued.

          Please call me if you have any questions with respect to these arrangements.

                              Very truly yours,

                              /s/ Paul J. Duggan
                              Paul J. Duggan